# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**

For the month of November, 2006

# Kimber Resources Inc.

(Translation of registrant's name into English)

**Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

**Exhibit Index**

| Exhibit Number | Description |
| --- | --- |
| 99.1 | Newsletter for November |

**Signatures**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Kimber Resources Inc.**
(Registrant)

By: /s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date          **December 8, 2006**



NEWS
RELEASE

Suite 215 – 800 West Pender St
Vancouver, BC V6C 2V6

t: 604 669 2251
   866 824 1100
f: 604 669 8577

w. www.kimberresources.com

# NEWSLETTER FOR NOVEMBER

*December 8, 2006*

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)


Veta Minitas

We pulled an encouraging hole on Veta Minitas (News Release on November 29[th]). Twenty six metres of over 18 grams per tonne (over half an ounce per ton) of gold equivalent would be exceptional in almost any location. Preliminary analysis suggests that the structure intersected by LMR-47 is almost perpendicular to the drill hole and that the estimated true thickness is approximately 25 metres. The Veta Minitas deposit (also called Las Minitas) lies 200 metres to the west of the Carmen footwall and appears to be at least 300 metres in length. Drilling in 2003 and 2004 tested about 150 metres of this length and intercepted some good grades. At that time continuity was hard to establish, but this recent hole has suggested continuity with neighbouring holes controlled by two structures and has raised the importance of the entire deposit. Follow up drilling is scheduled for this month.


Carmen, Carotare, El Orito Norte

Work continues on the metallurgical characterization samples to map the zones of different silver recovery within the Carmen deposit. While work on the Carotare has not yet pointed to a significant new zone, drilling continues there, on El Orito Norte, and on the zone between it and the Carotare.


Carmen Underground

Drilling to levels beneath any probable open pit has established the continuity of underground grades with increasing depth on the principle structures. This observation fits with the Carmen deposit appearing to be at a relatively high level as an epithermal system. We are now investigating the possibility of establishing resources suitable for underground mining. Several promising structures have been identified. Whether these should be drilled from surface or from underground is now under investigation.


Potential of the Monterde Property

Virtually all Kimber's work to date has been on a three kilometre belt of alteration and mineralization stretching from the Carmen to the Carotare. Because epithermal deposits typically occur in clusters there is an excellent chance that other deposits will be found outside the belt as well as within it.  We are now paying attention to the rest of the Monterde property (approximately 28,000 hectares along 37 kilometres of the mineral belt). In December we will explore some of the regional geochemical anomalies a few kilometres south of the Carmen. The objective in such reconnaissance exploration is to identify new and untested epithermal systems such as those we have been drilling.

CEO search

The process of looking for my successor is impressively thorough. With a significant gold-silver deposit, two smaller deposits, expectation of other finds, excellent financial connections, and a strong team in Canada and Mexico, the job will be attractive to those capable of taking the Company to the next stage in its development.

Newsletter

In keeping with the practice of previous years there will be no newsletter for the month of December.

Thank you

I would like to take this opportunity to thank our shareholders for their support during the year as well as our employees, contractors, and their employees in both Mexico and Canada for their hard work and dedication to the Company. Two directors, Lu Manning and Cliff Grandison, will come to the end of their terms. During their many years as directors they have helped guide the Company from its small beginnings to its present status. We are all indebted to them.

Annual General Meeting ("AGM")

The AGM will be held on December 12[th] at 9:30 am at the Metropolitan Hotel, 645 Howe Street, in Vancouver. Two new directors, Stephen Quin and Keith Barron are nominees for election and Leanne Baker for re-election. I look forward to working with them, with Larry Bell who joined the board recently, and with the current members, Dennis Bergen and Jim Puplava.

Robert Longe, P.Eng
President and CEO

About Kimber



Kimber Resources Inc. holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico. On the Monterde property, The Company is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930's, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

## FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Vice President, Corporate & Investor Relations
or
Robert Longe, P.Eng
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com